UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-40490

WalkMe Ltd.
(Translation of registrant’s name into English)

1 Walter Moses St.
Tel Aviv 6789903, Israel
+972 (3) 763-0333
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

Earnings Results

On February 15, 2023, WalkMe Ltd. (the “Company”) issued a press release titled “WalkMe Ltd. Announces Fourth Quarter 2022 Financial Results.” A copy of the press release is furnished as Exhibit 99.1 herewith.

Officer Appointment

The Company also issued a press release titled “WalkMe Ltd. Appoints Hagit Ynon as Chief Financial Officer” announcing that Hagit Ynon, its Executive Vice President of Finance & Operations and interim Chief Financial Officer, was appointed as the Company’s Chief Financial Officer effective February 14, 2023. A copy of the press release announcing the officer appointment is furnished as Exhibit 99.2 herewith.

Ms. Ynon, age 51, has served as the Company’s Executive Vice President, Finance & Operations since September 2019 and as the Company’s interim Chief Financial Officer since September 2022.  Prior to joining the Company, Ms. Ynon spent 19 years in various positions in the finance department at NICE Ltd., a public company that provides cloud and on-premises platforms for AI-driven digital business solutions, most recently as Vice President, Corporate Finance.  Before joining NICE Ltd., Ms. Ynon served as an Audit Manager at PricewaterhouseCoopers.  Ms. Ynon holds a B.A. in Management and Accounting and an M.B.A. from the College of Management Academic Studies in Israel and is a registered CPA in Israel.

Incorporation by Reference

Other than as indicated below, the information in this Form 6-K (including in Exhibits 99.1 and 99.2) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The U.S. GAAP financial information contained in the (i) condensed consolidated statements of operations, (ii) condensed consolidated balance sheets and (iii) condensed consolidated statements of cash flow included in the press release attached as Exhibit 99.1 to this Report on Form 6-K and the information set forth under “Officer Appointment” above is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-257354 and 333-263823).

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Press Release dated February 15, 2023 titled “WalkMe Ltd. Announces Fourth Quarter 2022 Financial Results”

99.2	Press Release dated February 15, 2023 titled “WalkMe Ltd. Appoints Hagit Ynon as Chief Financial Officer”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WalkMe Ltd.

Date: February 15, 2023	By:	/s/ Dan Adika
Dan Adika
Chief Executive Officer